SCHEDULE 13G

Amendment No. 4
Vitesse Semiconductor Corporation
common stock
Cusip # 928497106

Cusip # 928497106
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	111,190
Item 6:	0
Item 7:	3,047,173
Item 8:	0
Item 9:	3,047,173
Item 11:	1.690%
Item 12:	    HC

Cusip # 928497106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,047,173
Item 8:	0
Item 9:	3,047,173
Item 11:	1.690%
Item 12:	IN

Cusip # 928497106
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	3,047,173
Item 8:	None
Item 9:	3,047,173
Item 11:	1.690%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Vitesse Semiconductor Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		741 Calle Plano,
		Camarillo, CA  93012

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		928497106

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,047,173

	(b)	Percent of Class:	1.690%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	111,190

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	3,047,173

	(iv)	shared power to dispose or to direct the disposition of:
	0




Item 5.	Ownership of Five Percent or Less of a CommonStock.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under
Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Vitesse Semiconductor Corporation at October 31, 2000 is true, complete and correct.

	November 10, 2000
Date


	/s/Frank V. Knox
Signature


	Frank V. Knox
Vice President and Compliance Officer FMR Co. Duly authorized under Powers of Attorney dated October 24, 2000 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,899,126 shares or 1.608% of the common stock outstanding of Vitesse Semiconductor Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Vitesse Semiconductor Corporation owned by the investment companies at October 31, 2000 included 596,764 shares of common stock resulting from the assumed conversion of $66,947,000 principal amount of VITESSE SEMI 4%CSD3/15/05 144A (8.914 shares of common stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 2,899,126 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 148,047 shares or 0.082% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Vitesse Semiconductor Corporation owned by the institutional account(s) at October 31, 2000 included 4,457 shares of common stock resulting from the assumed conversion of 500,000 shares of the VITESSE SEMI 4%CSD3/15/05 144A described above.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 148,047 shares and sole power to vote or to direct the voting of 111,190 shares, and no power to vote or to direct the voting of 36,857 shares of common stock owned by the institutional account(s) as reported above.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities.
As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through Strategic Advisers, Inc.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.





SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on November 10, 2000, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Vitesse
Semiconductor Corporation at October 31, 2000.

FMR Corp.

By 	/s/Frank V. Knox _________________
Frank V. Knox
Vice President and Compliance Officer FMR Co. Duly authorized under Powers of Attorney dated October 24, 2000 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and
Fidelity International Limited and its direct and indirect
subsidiaries.

Edward C. Johnson 3d

By 	/s/Frank V. Knox _________________
Frank V. Knox
Vice President and Compliance Officer FMR Co. Duly authorized under Powers of Attorney dated October 24, 2000 by Eric D. Roiter by and on behalf of Edward C. Johnson 3d

Abigail P. Johnson

By 	/s/Frank V. Knox_________________
Frank V. Knox
Vice President and Compliance Officer FMR Co. Duly authorized under Powers of Attorney dated October 24, 2000 by Eric D. Roiter by and on behalf of Abigail P. Johnson

Fidelity Management & Research Company

By 	/s/Frank V. Knox ________________
Frank V. Knox
Vice President and Compliance Officer FMR Co. Duly authorized under Powers of Attorney dated October 24, 2000 by Eric D. Roiter